                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X      Form 40-F
               -----              -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes            No  X
        -----        -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
                                                 -----------


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the impact of earthquake in Sichuan Province on the Registrant.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.



                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

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

                                      PetroChina Company Limited



Dated: May 21, 2008                   By:    /s/ Li Huaiqi
                                             --------------------------
                                      Name:  Li Huaiqi
                                      Title: Company Secretary
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                       (PETROCHINA COMPANY LIMITED LOGO)

                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)
                                  ANNOUNCEMENT
             IMPACT OF EARTHQUAKE IN SICHUAN PROVINCE ON THE COMPANY

PetroChina Company Limited (the "Company") and members of the board of directors of the Company confirm the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any misrepresentation or misleading statement contained in or omission from this announcement.

An earthquake with a magnitude of 8.0 on the Richter scale struck Wenchuan area of Sichuan Province of the People's Republic of China on 12 May 2008. Based on the preliminary statistics obtained by the Company so far, as at 10 p.m. on 19
May 2008, 5 employees of the Company died during the earthquake, 74 employees injured and 5 employees were missing.

The Company is still in the process of ascertaining the direct economic loss suffered by the subsidiaries of the Company in the earthquake. According to the preliminary statistics obtained by the Company, the earthquake shall not have any material adverse effect on the production and operations of the Company. The
Company shall make timely disclosure with respect to the impact of earthquake on the Company in compliance with the regulatory requirements.

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                                                 By Order of the Board
                                               PETROCHINA COMPANY LIMITED
                                                       LI HUAIQI
                                                 Secretary to the Board

Beijing, the PRC
20 May 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.